October 30, 2015

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:      Ms. Kathleen Collins

Re:	Comment Letter Response TechTarget, Inc. Form 10-K for the Fiscal Year Ended December 31, 2014 Filed March 13, 2015 File No. 001-33472

Dear Ms. Collins:

TechTarget Inc. (the “Company”) is responding to the comment letter sent by the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on October 26, 2015, including supplemental details of how the comments will be addressed in the Company’s future filings. The format of this letter matches that of the Staff’s letter, with the comments of the Staff presented in italics followed by the Company’s response in the standard typeset. We hope this is helpful to you in reviewing this response letter.

The Company’s response is as follows:

Form 10-K for the Fiscal Year Ended December 31, 2014

Item 1. Business

Our Solution, page 5

1.	In your response to prior comment 1, you state that a change in registered members does not provide insight into the number of your active customers or revenues. You further state that this measure is intended to provide the reader with the breadth and reach of your content footprint, which your customers leverage through customized marketing programs. While there may not be a direct correlation between the number of registered users and the company’s revenues; there appears to be an indirect correlation as it seems that this information is relevant to your customers advertising spend. As such, we continue to believe that to the extent you present such information, prior period information is necessary to provide context to your disclosure. Please further explain your position or confirm you will include such information in future filings. Additionally, please ensure that in future filings you state that the size of your member base does not provide direct insight into the number of customers or revenues.

Response:

We will comply with your request to provide the number of registered members in future filings. Beginning with our Quarterly Report on Form 10-Q for the period ended September 30, 2015, we will provide the number of registered members for the quarter then ended as well as the number of registered members for the same quarter in the prior period. We will also include a statement that the size of our registered user base does not provide direct insight into the number of our customers or our revenues.

Item 11. Executive Compensation (Incorporated by Reference From Definitive Proxy Statement on Schedule 14A Filed April 27, 2015)

Compensation Committee Interlocks and Insider Participation, page 28

2.	We note your response to prior comment 8, where you state that in future filings you will provide appropriate incorporation by reference and/or cross-reference. Please note that the information concerning the related party transactions with members of the compensation committee must be provided under this header, as required by Item 407(e)(4)(i)(C) of Regulation S-K. Refer to Section III of SEC Release 33-6099. We will not object to a cross-reference in your Item 404 disclosures that refer to the information under the interlocks heading.

Response:

We confirm that we will disclose any information that is required to be disclosed under Item 407(e)(4)(i)(C) of Regulation S-K under the header “Compensation Committee Interlocks and Insider Participation” in future filings, and cross-reference such disclosure in our Item 404 disclosures if necessary or helpful to the reader’s understanding of the disclosure.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; that Staff comments or changes to disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have additional questions or comments, please do not hesitate to call me at (617) 431-9449 with respect to comment 1 or Jane Freedman at 617-431-9875 with respect to comment 2.

Sincerely,

/s/ Janice Kelliher

Janice Kelliher

Chief Financial Officer and Treasurer

cc:

Melissa Kindelan, Staff Accountant

Ivan Griswold, Staff Attorney

Mark Shuman, Legal Branch Chief

Greg Strakosch, Chief Executive Officer

Jane Freedman, Vice President and General Counsel

Mark Borden, WilmerHale LLP

Todd Berry, BDO USA, LLP

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